Exhibit 12(a)

Ratio of Earnings to Fixed Charges

Union Pacific Railroad Company and Consolidated Subsidiary Companies

(Unaudited)

	Three Months Ended June 30,
Millions of Dollars, Except for Ratios	2007	2006
Fixed charges:
Interest expense, including amortization of debt discount	$ 111	$ 125
Portion of rentals representing an interest factor	59	59
Total fixed charges	$ 170	$ 184
Earnings available for fixed charges:
Net income	$ 455	$ 379
Equity earnings net of distribution	(16)	(15)
Income taxes	245	234
Fixed charges	170	184
Earnings available for fixed charges	$ 854	$ 782
Ratio of earnings to fixed charges	5.0	4.3